SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FISCAL COUNCIL 599th Meeting	07.23.2026

OPINION ON THE MERGER OF SUBSIDIARIES

The Fiscal Council of Axia Energia S.A. (“Company”), in the exercise of the power conferred upon it by article 163, item III, of Law No. 6,404, of December 15, 1976, and by article 53, item III, of the Bylaws of Axia Energia, has examined the Management Proposal for the merger into Axia Energia of the subsidiaries Tijoá Participações e Investimentos S.A., Juno Participações e Investimentos S.A., Retiro Baixo Energética S.A. and Nova Era Janapu Transmissora S.A.

Based on the documents made available and on the clarifications provided during the extraordinary meeting of the Fiscal Council (599th Fiscal Council Meeting), the Fiscal Council states that it has not become aware of any information or event that would prevent the proposal for the merger into Axia Energia of the subsidiaries Tijoá Participações e Investimentos S.A., Juno Participações e Investimentos S.A., Retiro Baixo Energética S.A. and Nova Era Janapu Transmissora S.A. from being submitted to the consideration of the Extraordinary General Meeting called for such purpose.

Therefore, the Fiscal Council, on this date and by unanimous vote of the members present, issues a favorable opinion on the merger proposal formulated by the Executive Board and approved by the Board of Directors, and declares itself in favor of its submission to the Company’s Extraordinary General Meeting for resolution.

Rio de Janeiro, July 23, 2026.

GISOMAR F. DE BITTENCOURT MARINHO	CARLOS EDUARDO TEIXEIRA TAVEIROS
Chairman of the Fiscal Council	Member

CRISTINA FONTES DOHERTY	JOSÉ RAIMUNDO DOS SANTOS
Member	Member

DENILVO MORAIS
Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.